Management's Discussion and Analysis Fiscal Year 2010

SCOPE OF MANAGEMENT’S FINANCIAL ANALYSIS

The following analysis should be read in conjunction with the financial statements of Virginia Mines Inc. (the “Company”) and the accompanying notes for fiscal years ended February 28, 2010, February 28, 2009 and February 29, 2008. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements reflecting management’s expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected.

NATURE OF ACTIVITIES

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company specializes in searching for gold and base metal deposits in mostly unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Archaean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of explicit agreements governing the access to the territory. The Company is among the most active exploration companies in Quebec with a large portfolio of properties.

EXPLORATION ACTIVITIES

Activities Summary

During fiscal 2010, the Company’s exploration expenditures amounted to $5.5 million, compared to $13.6 million in 2009. The Poste Lemoyne Extension, Anatacau-Wabamisk, Lac Pau, La Grande Sud, Auclair and FCI projects, all located in the James Bay region, were the Company’s main exploration projects for fiscal 2010.

The Company was very active on its Poste Lemoyne Extension project where it conducted, during the summer and fall of 2009, prospecting and geological reconnaissance, mechanical stripping and restoration of previous trenches as well as till and MMI geochemical surveys. A new 18-hole drilling program totalling 3,331 metres was also conducted during the period from November 2009 to February 2010. The Company spent $1.6 million on this project during fiscal 2010.

The Company pursued active exploration on its Anatacau-Wabamisk project during fiscal 2010. A geological mapping and mechanical trenching program carried out during the summer and fall of 2009 was followed in early winter 2009-2010 by line cutting and a MAG-IP geophysical survey of about 100 kilometres. A diamond drilling program started in late February 2010 and should go on until spring break-up. The Company owns a 100% participating interest in the Wabamisk portion of the project and has the option to acquire IAMGOLD Corporation’s (“IAMGOLD”) 100% participating interest in the Anatacau portion of the project for a consideration consisting of a $25,000 payment that was paid upon signing of the agreement and $3 million in exploration work to be carried out before December 31, 2012. Should the Company acquire a 100% participating interest in the property, IAMGOLD will retain a 2% net smelter returns (“NSR”). The Company may buy back half (1%) of this royalty for $1.5 million. During fiscal 2010, the Company spent $0.9 million on the Anatacau- Wabamisk project.

The Lac Pau and La Grande Sud projects generated a lot of activity during fiscal 2010. Prospecting, geological mapping and mechanical trenching were carried out on the Lac Pau project during the summer-fall of 2009. Work was followed during winter 2009-2010 by a line cutting program and a geophysical MAG-IP survey totalling 260 kilometres. A diamond drilling campaign will be initiated at the beginning of next fiscal year and will continue until spring break-up. The Company spent $1.2 million on the Lac Pau project during fiscal 2010. A 7-hole drilling program of 1,963 metres was also carried out at the beginning of winter 2009-2010 on the La Grande Sud project. This drilling program followed up detailed geological mapping performed during the summer of 2009. The Company spent $0.5 million on the La Grande Sud project during fiscal 2010.

During fiscal 2010, the Company worked actively, in partnership with Odyssey Resources Limited (“Odyssey”), on the Auclair and FCI projects. Detailed structural mapping, which was carried out on the Auclair project during the summer of 2009, was followed in January and February 2010 by a 13-hole diamond drilling program of 4,033 metres. Prospecting and geological mapping was carried out on the FCI project in the fall of 2009 and a diamond drilling program of about 3,000 metres started in February 2010 and should continue until spring break-up. In virtue of an agreement signed in late May 2009, Odyssey has the option to acquire a 50% participating interest in the Auclair property in consideration of $5 million in exploration work to be carried out during the next six years and cash payments totalling $150,000 on or before the third anniversary of the agreement. According to another agreement signed on the same day, Odyssey has the option to acquire a 50% participating interest in the FCI property in consideration of $4 million in exploration work to be carried out in the next six years and cash payments totalling $130,000 on or before the third anniversary of the agreement. During fiscal 2010, Odyssey spent $0.7 million and $0.5 million on the Auclair and FCI projects, respectively.

Fiscal 2010 was also highlighted by a few other events important to the Company. The Coulon project reached a major milestone with the release in April 2009 of a first NI 43-101 compliant resource estimate. The Coulon project is host to seven lenses mineralized in Cu-Zn-Ag, of which five are close to one another. P&E Mining Consultants inc. of Brampton, Ontario (“P&E”), independent resource estimate consultants for the Company, has authorized the release of the following estimates: an indicated resource of 3,675,000 tonnes at an average grade of 3.61% Zn, 1.27% Cu, 0.40% Pb, 37.2 g/t Ag and 0.25 g/t Au and an inferred resource of 10,058,000 tonnes at an average grade of 3.92% Zn, 1.33% Cu, 0.19% Pb, 34.5 g/t Ag and 0.18 g/t Au. These substantial mineral resources offer an excellent potential for expansion. Five of the seven identified, mineralized lenses remain open at depth (lenses 08, 43, 16-17, 201 and Spirit) and several geophysical EM conductors remain untested in the fertile volcanic sequence.

The Company also announced in April 2009 the receipt of its first royalty advance payment of US$100,000 on the Éléonore project, owned by Les mines Opinaca, a subsidiary owned 100% by Goldcorp Inc. (“Goldcorp”). Indeed, as per an agreement signed by both parties in March 2006, the Company is entitled to advance payments on the royalty that it owns on theÉléonore deposit, on the basis of US$100,000 per month up to 50 months, unless production begins earlier, in which case the royalty payments will be paid in accordance with the quantity of gold produced. The Company will recognize the income of these advance payments once the Éléonore mine goes into commercial production. The production period represents the performance period over which the earning process will be completed.

At last, the Company also signed, in the course of fiscal 2010, some other partnership agreements notably with MacDonald Mines Exploration Ltd. (“MacDonald Mines”) on the Assinica project, and with Agnico Eagle Mines Limited (“Agnico Eagle”) that acquired a 100% participating interest in the Dieppe property.

The following technical data have been reviewed by Mr. Paul Archer, engineer and Vice-President Exploration and Acquisitions of the Company. Mr. Archer is a qualified person as defined by National Instrument 43-101.

POSTE LEMOYNE PROPERTY

The Poste Lemoyne Extension project is located in the James Bay area, province of Quebec, approximately 475 kilometres north-east of the town of Matagami and 10 kilometres west of the Hydro-Québec Poste Lemoyne substation, on the Trans- Taïga road. The project consists of 446 map-designated claims covering 22,821.60 hectares. The claims are held 100% by the Company, but the 112 claims acquired before October 2005 are subject to a 1% NSR to Globestar Mining Company. The Company may buy back half of this NSR (0.5%) for $500,000.

Prospecting and heliborne geophysical surveys, carried out by the Company in this area, led to the discovery in June 1998 of the Orfée Zone. Subsequent work conducted from the summer of 1998 to the fall of 2001 consisted of basic prospecting, geological mapping, mechanical stripping, geophysics and a first diamond drilling program of seven holes totalling 1,142 metres. Surface work allowed for the tracing of the mineralization of the Orfée zone almost continuously, over a lateral distance of 125 metres. The mineralization consists mainly of disseminated and stringer sulphides (up to 20% pyrrhotitepyrite- arsenopyrite) within a several-metre-wide corridor of deformation, east-southeast-west-northwest oriented, affecting silicious sediments and an oxide-silicate iron formation. Channel sampling of the mineralized zone yielded results varying from 0.8 g/t Au over 6 metres to 12.8 g/t Au over 9 metres. The two holes drilled directly under the Orfée showing returned intersections grading 2.5 g/t Au over 2 metres and 6.14 g/t Au over 5 metres.

This work program was followed by two diamond drilling campaigns, carried out between January 2002 and March 2003, which consisted of 60 holes totalling 9,591 metres. These holes tested the Orfée Zone over a lateral distance of 400 metres and to a 350-metre vertical depth. Many geophysical and geological targets were also evaluated alongside the structural corridor that is host to the Orfée Zone. At the end of work, a geostatistic modeling and a first resource evaluation were made by an independent qualified person, according to Canadian Mining Institute standards on mineral resources and reserves definition and National Instrument 43-101 Standards of Disclosure for Mineral Projects. Based on a minimal width of three metres and an upper cutting level of 90 g/t Au, resources of the Orfée Zone are estimated at 88,588 tonnes grading 9.44 g/t Au in the measured category and 114,895 tonnes grading 18.4 g/t Au in the inferred category (D’Amours C., mars 2003. Modélisation géostatistique et estimation des ressources. Virginia Gold Mines’ internal report).

Four other additional drilling programs consisting of 64 holes totalling 17,990 metres were carried out from December 2003 to April 2008. The main objective of these programs was to test more systematically a major zone of flexure alongside the regional structural corridor that is similar to the one hosting the Orfée Zone and is located 500 metres east of the Orfée Zone. These holes have allowed for the definition of a large auriferous structure, mineralized mainly with pyrrhotite, that has developed in a sequence of basalts/greywackes/banded iron formation. This structure, now called the Orfée Est, was followed laterally over 500 metres and to a vertical depth of 500 metres where it remains totally open. Overall, drilling yielded large intersections highly anomalous in gold that vary from 0.5 g/t Au over 9 metres to 1.02 g/t Au over 53 metres. From time to time, the Orfée Est Zone returned higher values including 3.09 g/t Au over 26 metres (hole PLE-07-105) and 10.85 g/t Au over 6.25 metres (hole PLE-07-95). Five holes tested the Orfée Zone to a maximal depth of 460 metres then extending the vertical continuity of the zone by 60 additional metres to a depth of 310 metres, with an intersection grading 28.73 g/t Au over 2 metres (uncut). However, the results obtained at vertical depths of 350 to 460 metres suggest that the high grade zone does not continue at these depths or that its plunge changed significantly. Drilling programs also included holes testing different regional targets. Overall, these holes returned intersections anomalous in gold, with a more encouraging result of 1.09 g/t Au over 26 metres (including 2.73 g/t Au over 3 metres and 2.95 g/t Au over 3 metres) in hole PLE-08-129, which targeted at shallow depth a fold hinge exposed at surface (trench C), in an iron formation, at about 1.5 kilometres east of the Orfée Est Zone.

A program of prospecting, mechanical stripping and geological mapping was also carried out in the summer and fall of 2008, in the southeastern part of the property. Work led to the discovery at surface of a new auriferous corridor followed over 6 kilometres, in an east-southeast direction. This corridor, named AIM-ILTO, contains several new gold showings within a sequence of amphibolitic basalts and wackes also comprising a porphyric-dioritic intrusion. Gold mineralization is present mainly in the dioritic intrusion and in amphibolitic basalts in the shape of finely disseminated sulphides (pyrite-pyrrhotitearsenopyrite) with or without centimetric quartz veinlets. This mineralization creates large halos highly anomalous in gold, in plurimetric to a few tens of metres in thicknesses with, from time to time, higher values over a few metres. Overall, channel sampling done on the main gold showings generated the following results:

Guylaine:	from 0.29 g/t Au / 2m up to 0.36 g/t Au / 20.6m
Aim:	0.17 g/t Au / 15m
Sue:	1.02 g/t Au / 4m
Ilto-1:	from 0.59 g/t Au / 6m up to 1.05 g/t Au / 17m, including 3.54 g/t Au / 3m
Ilto-2:	from 0.46 g/t Au / 4m up to 0.37 g/t Au / 14m, including 3.29 g/t Au / 1m
Tommy:	0.96 g/t Au / 6m

Furthermore, individual samples collected to characterize these mineralized showings yielded, from time to time, values between 12 and 52 g/t Au. Further to these encouraging results, line cutting and an IP survey was completed in January 2009 over this new area of interest.

In the summer of 2009, a geochemical survey (MMI and till) was completed over the entire AIM-ILTO corridor, followed by mechanical stripping to test the best targets identified through this survey and the geophysical survey completed in January 2009. The new trenches excavated on the AIM-ILTO auriferous corridor returned overall results that compare with those of 2008, with values generally inferior to 1 g/t Au over thicknesses of a few metres to about 15 metres. The only result that is noticeably higher (8.76 g/t Au over 2 metres) was obtained in trench TR-PL-09-045 that tested a gold anomaly (from the MMI survey) associated with an IP anomaly in the southern extension of the Tommy showing.

Geological reconnaissance and prospecting was also conducted in the areas of the property that were not covered in 2008. Several gold showings have been discovered within a deformation corridor alongside the south shore of the LG-3 reservoir in the western portion of the property. This auriferous corridor is followed over several kilometres in an east-west direction and is associated with an important deformation zone that has developed at the contact between a volcanic sequence and a tonalitic intrusion. Gold mineralization consists generally of sulphide disseminations (5-20% pyrite-pyrrhotite) associated with silica and/or biotite alterations within mafic to felsic volcanics and tonalitic rocks. Samples selected to characterize these new showings returned values between 1 g/t Au and 28.8 g/t Au, but the few channels done so far on these showings returned general values between 1 and 2 g/t Au over 1 metre. However, two showings considered more promising were the object of more detailed stripping and channel sampling and returned encouraging results. The EDY showing consists of an anastomozed network of milimetric to decimetric quartz veins with 3-15% of disseminated pyrite with rare visible gold. The vein network has developed within a granitic unit altered in silica and sericite near the contact with a mylonitized amphibolite. Channel samples taken on the EDY showing generated quite a few interesting values that vary from 17.8 g/t Au over 0.5 metre to 6.04 g/t Au over 3 metres. Most of the good values come from the altered granite with quartz veins and/or inclusion of amphibolites. Results obtained in the mylonitized amphibolites did not exceed 1.44 g/t Au over 1 metre. The David showing consists of a felsic pyroclastic rock altered with biotite-silica with up to 10% of disseminated pyrite and pyrrhotite. This showing, which has been manually stripped, was tested by a dozen of channel samples that have yielded anomalous gold values. The best section returned 1.18 g/t Au over 6 metres, including 2.86 g/t Au over 2 metres. This section remains open at the southern tip end of the outcrop. Given these results, IP-MAG geophysical surveys of about 50 kilometres were carried out on the EDY and David showings in the fall of 2009.

Afterwards, a new 18-hole drilling program totalling 3,331 metres was completed from November 2009 to February 2010. Ten of these holes have tested the Michelle, Ilto and Tommy gold showings as well as geochemical and geophysical targets within the AIM-ILTO auriferous corridor. These holes yielded results similar to those obtained at surface, which are large halos anomalous in gold but inferior to 1 g/t Au in thicknesses of several metres to a few tens of metres, with from time to time values varying from 1 to 2 g/t Au over a few metres. The most consistent results were obtained in the area of the Ilto showing with intervals grading 0.51 g/t Au over 53 metres (including 1 g/t Au over 14 metres) and 0.48 g/t Au over 31 metres in holes PLE-09-135 and PLE-09-134, respectively. Two holes tested regional targets located between the Orfée area and the AIM-ILTO corridor. Hole PLE-09-130 yielded 0.34 g/t Au over 27 metres about 50 metres vertically under hole PLE-08-129, which had intersected 1.09 g/t Au over 29 metres. Hole PLE-09-131 yielded a thin intersection grading 1.54 g/t Au over 2 metres in the plunge of the gold intersection of hole PLE-08-129, which had returned 1.09 g/t Au over 26 metres, in the area of Trench C. At last, the last six holes have been drilled to test the EDY showing over a lateral distance of 50 metres and to a 100-metre depth and to test IP anomalies located to the east of the EDY showing. Holes testing the EDY showing did not repeat the same interesting values obtained in channel sampling and have returned intersections weakly anomalous (lower than 1 g/t Au) in thicknesses of one to a few metres. Hole PLE-09-146 that tested IP anomalies to the east of the showing yielded an intersection grading 7.3 g/t Au over 1 metre in a felsic dyke with quartz veins.

During fiscal 2010, the Company spent $1.6 million on the Poste Lemoyne Extension property. Work carried out did not enhance the potential of the AIM-ILTO corridor but led to the discovery of a new auriferous corridor with an interesting potential alongside the LG-3 reservoir, in the western portion of the property. For fiscal 2011, the Company foresees a budget of $0.8 million that will be used mainly to conduct in the summer of 2010 additional surface work on this new auriferous corridor with the objective of defining other targets for further drilling programs.

ANATACAU-WABAMISK PROPERTY

The Anatacau-Wabamisk project is located 30 kilometres southwest of the Opinaca reservoir, about 290 kilometres north of Matagami, province of Quebec. The property is situated about 30 kilometres east of the James Bay Road. It consists of 975 designated claims totalling 51,355.67 hectares, split on two adjoining portions: the Anatacau part, with 207 claims constituting the southeastern portion of the property, and the Wabamisk part, with 768 claims constituting the main part of the property. The Company owns a 100% participating interest in the Wabamisk portion while IAMGOLD owns a 100% participating interest in the Anatacau portion. As per an agreement entered into in May 2007, the Company has the option to acquire IAMGOLD’s 100% participating interest in the Anatacau portion of the project for a consideration consisting of a $25,000 payment that was made upon signing of the agreement, and $3 million in exploration work to be carried out before December 31, 2012. Should the Company acquire a 100% interest in the property, IAMGOLD will retain a 2% NSR. The Company may buy back half (1%) of this royalty for $1.5 million.

From 2005 to 2007, the Company carried out three successive prospecting and geological mapping programs on the Anatacau-Wabamisk property with the main objective of discovering epigenetic gold mineralization similar to that of the Roberto zone of the Éléonore project located 65 kilometres northeast of the Anatacau-Wabamisk project. Heliborne geophysical (MAG, EM, Radiometry) surveys and geochemical (B Horizon) surveys were also conducted during the same period. Work led to the discovery, in mineralized sediments (pyrite, pyrrhotite and chalcopyrite traces), of the Isabelle showing that returned 6.48 g/t Au over 3 metres when conducting initial channel sampling. Many other reconnaissance samples collected on the Anatacau-Wabamisk property returned values varying between 0.1 g/t and 5 g/t Au with, from time to time, higher values between 12 g/t and 43.1 g/t Au. Further to these results, the Company excavated 11 trenches, in September 2007, on the best gold and geological targets. In the area of the Isabelle showing, channel results varied from low values of 1 g/t Au or less over 1 metre to maximum values of 4.2 g/t Au over 13.61 metres, including a sample grading 42.8 g/t Au over 1 metre. The Franto showing also generated interesting results. Mineralization consists of 2% to 3% of disseminated pyrite-pyrrhotite in a sheared basalt and it yielded 4.82 g/t Au over 4 metres in channels. Other channels done on the lateral extensions of the Franto showing returned values from 0.93 g/t Au over 2 metres to 4.7 g/t Au over 2 metres. Elsewhere on the property, the trenches done on the other targets returned results weakly anomalous in gold. In the fall of 2007, the area covering the Isabelle and Franto showings was the object of line cutting (117.7 kilometres) and a magnetic survey (117.7 kilometres), as well as induced polarization (104.8 kilometres).

In the spring of 2008, the Company completed a short six-hole drilling program totalling 910 metres to test the Isabelle and Franto showings and their possible extensions. Of these six holes, only one returned significant results, hole WB-08-001, with an intersection grading 1.33 g/t Au over 19 metres including 4.92 g/t Au over 3 metres. This hole tested at shallow depth the Isabelle surface showing that had already yielded 4.20 g/t Au over 13.61 metres in channels. The other five holes did not return any interesting values. One of these holes, testing an IP anomaly located northeast of the Isabelle showing, did not intercept the same sequence of rocks hosting the showing and left the extension of the Isabelle showing untested in that direction. Drilling carried out on the Franto showing intercepted mineralization and alterations similar to those observed at surface but no significant gold value was obtained. In the summer of 2008, additional prospecting and geological reconnaissance was conducted on the property. A few new mineralized showings anomalous in gold, copper and silver were observed.

In the summer and fall of 2009, the Company conducted mechanical stripping, detailed geological mapping, and channel sampling on the Isabelle showing and on a few other geological and geophysical targets on the property. Mechanical stripping allowed the Company to extend at surface, by about 40 kilometres long, the known limits of the gold mineralization of the Isabelle showing. It is now followed laterally over 80 metres, in a general north-south direction and remains totally open under overburden at both ends of the trench. Detailed mapping helped to better define the structural controls of the auriferous mineralization, which is associated mainly with a series of north-south-oriented quartz veins steeply dipping to the east. The gold veins are contained within a zone of intense biotite-silica alteration, which has developed in thicknesses of 10 to 20 metres within a folded sequence of finely bedded wackes and more massive sandstones. The position of these veins and silicified zones seems to be controlled by altered and deformed corridors oriented in a north-south direction, in parallel to the axis of the folds affecting the sedimentary sequence. The veins and their envelope contain little sulphide (1-5% pyrrhotitepyrite) but visible gold is frequently observed within the mineralized zones. Results from a dozen of channels taken on the Isabelle showing are very encouraging. The channel located at the northern tip end of the trench yielded 11.03 g/t Au over 3 metres while the one located in the new south portion of the trench returned 17.86 (14.98 cut) g/t Au over 3 metres. The other channels returned results varying from 5.52 g/t Au over 1 metre to 7.68 g/t Au over 3 metres overall. Weaker results were also obtained from time to time (1.44 g/t Au over 2 metres and 0.5 g/t Au over 3 metres). Conversely, an exceptional result grading 316.18 g/t Au over 1 metre was also obtained. The distribution of the grades is somehow variable considering the free nature of gold in the veins and silicified zones. Elsewhere on the property, surface work led to the discovery of a few new mineralized showings that yielded values between 580 ppb and 2.45 g/t Au, on the Wabamisk portion, and between 100 ppb and 4.3 g/t Au on the Anatacau portion.

In the early winter of 2009-2010, a program consisting of line cutting and IP-MAG geophysical surveys totalling about 100 kilometres was carried out in the south-western area of the property. The program also covered the south-western extension of the favourable sedimentary sequence that is host to the Isabelle showing.

During fiscal 2010, the Company spent $0.9 million on the Anatacau-Wabamisk project. A diamond drilling program began in late February 2010 and should continue until the spring break-up. This work program will target mainly the Isabelle showing as well as many geophysical targets located in the same geological environment. The Company also has the intention of spending $0.8 million on the property during fiscal 2011 to carry out additional surface work over the entire property, with the objective of defining other targets for further drilling.

LAC PAU PROPERTY

The Lac Pau property is located in the vast James Bay region, in the northern part of the Caniapiscau reservoir, 70 kilometres north-east of the Trans-Taïga road. The property is equipped with a landing strip and many outfitter camps occupy this area. The property is accessible via a 65-kilometre-gravelled road and consists of 715 claims covering 34,861.96 hectares. The Company is the sole owner of the claims.

The Lac Pau project is the result of a regional reconnaissance program carried out by the Company in the fall of 2006 that aimed at testing arsenic anomalies in bottom lake sediments located just to the north of the Caniapiscau reservoir. Work led to the discovery of the Jedi showing, a rusty zone (1 to 5% disseminated pyrrhotite-pyrite) about 10 metres wide, followed laterally over 800 metres within a band of paragneisses at the contact with a tonalitic-dioritic intrusive. The first samples collected on the Jedi zone returned values anomalous in gold varying from 0.86 g/t to 2.87 g/t. Channel results yielded 2.4 g/t Au over 6 metres (including 5.5 g/t Au over 1 metre) as well as many other values inferior to 1 g/t Au in thicknesses of several metres. Other values anomalous in Au-Cu were also reported in a dioritic intrusive complex located 5 kilometres north-northeast of the Jedi zone.

Subsequent work conducted in the summer of 2007 tested the Jedi zone through channel sampling over a lateral distance of 800 metres, returning overall results between 1 g/t Au and 2.5 g/t Au over 2 to 5 metres in thickness. Moreover, prospecting also allowed for the discovery of many new sectors of interest on the property. The Tricorne showing, located 700 metres north-northeast of the Jedi showing, returned values from 0.71 to 4.48 g/t Au in selected samples. The Vader showing, located in the extension of the Jedi zone, also returned interesting values between 1.47 g/t Au and 2.31 g/t Au. Many other mineralized showings returned values anomalous in Au-Ag±Cu±Mo±Pb±Zn. In the summer of 2008, regional mapping carried out in the sector by the Ministère des Ressources naturelles et de la Faune (“MRNF”) led to the discovery, at about 15 kilometres to the north of the Jedi showing, of a similar mineralized zone named Beausac-2. Samples selected by MRNF to characterize this mineralized showing yielded values of up to 2.27 g/t Au, 101 g/t Ag and 3.45 % Cu.

In the summer and fall of 2009, the Company conducted a significant program of prospecting and geological mapping, mechanical stripping and channel sampling. This work program highlighted the potential of four main sectors: Tricorne, Beausac-2, JAL-PPG and Obiwan. Trenches excavated in the Tricorne area followed the main mineralized zone intermittently over a linear distance of over 500 metres and in thicknesses varying from 4 to 15 metres. The mineralized zone lies within a sheared and altered (silica-chlorite-sericite-sillimanite) tonalite containing up to 15% of disseminated sulphides (pyrrhotite-pyrite and traces of chalcopyrite-molybdenite). The mineralized zone is affected by hectometric open folds with northeast-southwest-oriented axis. Overall, channel sampling of these trenches yielded sub-economic results varying from 1.18 g/t Au over 15 metres to 2.18 g/t Au over 7 metres, with a few economic values (9.02 g/t Au over 5 metres; 5.39 g/t Au over 5 metres; 7.19 g/t Au over 2 metres). Other channel samples returned weaker values. However, they confirmed the highly anomalous gold content of the mineralization. The mineralized zone remains totally open laterally.

The Beausac-2 showing, located 7 kilometres north-east of the Tricorne showing, is a natural outcrop of 400 metres by 300 metres, which consists of two main mineralized zones sub-parallel to one another. These two mineralized zones (Contact and Sud-Ouest) are associated with decametric sheared zones enclosed in tonalites and have been followed over lengths of 200 to 400 metres, in parallel to the main schistosity (northwest-southeast) and in thicknesses varying from 3 to 20 metres. Mineralization consists mainly in pyrite (1-10%), pyrrhotite (1-10%), chalcopyrite (0-3%) and molybdenite (0-1%) disseminations. Mineralized zones have been tested overall the outcrop by channels spaced 50 metres apart. In general, these channels returned values anomalous in gold in plurimetric to decametric thicknesses, with results varying from 0.23 g/t Au over 3 metres to 0.35 g/t Au over 24 metres. However, the Contact zone yielded, at the south-eastern end of the outcrop, higher results of which 5.22 g/t Au over 7 metres (including 14.03 g/t Au over 2 metres), 27.8 g/t Au over 1 metre and 3.01 g/t Au over 4 metres.

The Obiwan showing, located 5 kilometres southwest of the Tricorne showing, was followed by trenching over 25 metres laterally and in thicknesses of 2 to 10 metres. The disseminated sulphide mineralization (2-20% pyrrhotite, 0-5% pyrite, 0-2% arsenopyrite, 0-1% chalcopyrite) lies within silicified tonalitic gneisses. Sillimanite, andalusite and cordierite characterize this area. The mineralization returned channel results of 2.1 g/t Au over 5 metres (including 4.73 g/t Au over 2 metres), 3.13 g/t Au over 1 metre, 0.56 g/t Au over 5 metres and 0.35 g/t Au over 8 metres.

The JAL-PPG area, located 860 metres southwest of the Tricorne showing, was also the object of mechanical stripping. Mineralization consists of sulphide disseminations within tonalitic gneiss and paragneiss. It is traced over a distance of 170 metres and a width of 1 to 10 metres. Channel sampling generated variable results from 0.88 g/t Au over 2 metres to 2.7 g/t Au over 10 metres (including 10.74 g/t Au over 2 metres).

Work carried out in 2009 on the Lac Pau property highlighted an important auriferous mineralized system that encompasses the Tricorne, Beausac-2, Obiwan and JAL-PPG showings as well as many other showings of smaller dimension that have for now returned gold values from 1 g/t Au to 25.8 g/t Au in selected samples. The system is traced over 12 kilometres within sheared and altered tonalite intrusions and remains totally open laterally. A line cutting and IP-MAG program totalling 260 kilometres began in early winter 2010 on the Lac Pau auriferous system.

During fiscal 2010, the Company spent $1.2 million on the Lac Pau project. Diamond drilling will be initiated at the beginning of the next fiscal year and will continue until spring break-up. Another exploration program is foreseen for fiscal 2011. The program will be elaborated according to the results of the winter 2010 drilling program.

LA GRANDE SUD PROPERTY

The La Grande Sud property is located 70 kilometres southeast of the town of Radisson, within the James Bay territory, in the province of Québec. The property consists of 188 claims covering a surface area of 9,635.34 hectares, just to the south of the LG-2 reservoir. The Company holds 100% of the mining rights while Orezone Resources (“Orezone”) holds a 1% NSR royalty, half of which (0.5%) can be bought back by the Company for a $500,000 payment to Orezone.

Initial exploration work carried out in 1994 by the Company on the La Grande Sud property included till and rock sampling as well as prospecting and trenching. Many till samples contained more than 50 gold grains presenting for the most part a delicate shape. Subsequent surface work included several phases of line cutting, MAG and IP surveys, geological mapping, stripping, and till sampling. Work led to the discovery of a number of gold showings mostly positioned within or around a tonalitic intrusion in a mafic to felsic volcanic sequence.

Subsequent to these discoveries, the Company carried out several diamond drilling programs from 1997 to 2003, which led to the discovery of many significant gold zones, notably Zone 32, Zone Veine and Zone 30. The most important one, Zone 32, consists of three parallel lenses that form, when joining, a unique zone that can reach 50 metres in thickness. In addition, a fourth lens, located about 30 metres to the north of the three first ones, is also associated with the same mineralized corridor. The gold structure remains open at depth as hole LGS-98-158 tested Zone 32 to a vertical depth of 500 metres and intersected 1.8 g/t Au over 11 metres, including 3.2 g/t Au over 5 metres.

Zone Veines, another gold structure of interest, was discovered about 200 metres north of Zone 32. Zone Veines consists of a network of quartz veins with traces of sulphides and gold that has been recognized over a distance of over 500 metres and to a depth of 200 metres. The zone remains open in all directions. It has generated several intersections of interest from 4.68 g/t Au over 1 metre to 18.14 g/t Au over 6.5 metres. Zone 30, located 700 metres east of Zone 32, consists of a mineralized envelope of disseminated Cpy-Py, oriented roughly in a north-south direction, within sheared and altered tonalite and mafic dykes. Assays of the eight holes that have intercepted Zone 30 returned values from 1.09 g/t Au over 1.5 metres to 1.63 g/t Au over 75.4 metres including 13.5 g/t Au over 3 metres. Many other gold zones of interest have been discovered within the tonalite, around it and in the surrounding volcanic sequence (Pari, Brêche, Mico-Milan, Ugo, Wedding and Wogogoosh).

During fiscal 2010, the Company completed a new exploration program on the La Grande Sud project. A limited program of geological mapping was carried out in August 2009 in the western portion of the property as well as on some of the known mineralized zones. Prospecting was also carried out on IP geophysical anomalies. A 7-hole diamond drilling program (for a total of 1,963 metres) was also conducted in early winter 2009-2010 on the project. Three holes were drilled to test the possible extensions of Zone 30. These holes intercepted the mineralized zone in large thicknesses but without significant grade improvement. Hole LGS09-216 returned 0.77 g/t Au over 37 metres including 2.96 g/t over 3.4 metres while hole LGS09-218 returned 0.56 g/t Au over 28.2 metres. Hole LGS09-217 yielded a thinner intersection grading 0.77 g/t Au over 8 metres. Two holes tested IP anomalies in the core of the tonalitic intrusion to look for a north-southern mineralized zone similar to Zone 30. Holes LGS09-219 and 220 crosscut a weakly altered and mineralized mafic dyke, which has returned a few values between 1.07 g/t Au over 2 metres and 6.57 g/t Au over 0.6 metre. The two last holes tested the gold potential of the sheared southern contact of the tonalite with basaltic lava as the source of the numerous till gold anomalies. Holes LGS09-221 and 222 did not intercept any significant mineralization.

During fiscal 2010, the Company spent $0.5 million on the La Grande Sud property. No major exploration program is expected on this project in fiscal 2011.

AUCLAIR PROPERTY

The Auclair project is located 75 kilometres north-east of Nemiscau, in the James Bay territory, province of Quebec. The Auclair property is accessible by truck all year round by the north road and a secondary gravelled road. It consists of 318 claims totalling 16,854.04 hectares. The Company owns 100% of the mining rights but in virtue of an agreement signed in May 2009, Odyssey has the option to acquire a 50% participating interest in the property in consideration of $5 million in exploration work in the next six years and cash payments of $150,000 on or before the third anniversary of the agreement.

The Auclair project covers a 20-kilometre-long, folded BIF (banded iron formation) at the eastern tip of the Eastmain greenstone belt, in a geological setting similar to the one hosting the large Musselwhite gold mine in northern Ontario. Initial prospecting carried out by the Company in the fall of 1995 led to the discovery of the Frank and Latour showings grading 6.03 g/t Au and 2.5 g/t Au, respectively. Subsequent work conducted in 1996-1997 consisted of airborne and ground Mag- EM surveys, geological mapping and stripping. These work programs led to the discovery of two new significant gold showings, Golden Butterfly and Rock’n Hammer, which are associated with sulphide and garnet-biotite alteration zones within iron formations. The Golden Butterfly and Rock’n Hammer showings returned channel values of 1.51 g/t Au over 9 metres and 1.01 g /t Au over 16 metres, respectively. In parallel to this work, a first 39-hole drilling program for a total of 6,553 metres was completed in the winter of 1996-1997. Results obtained on the Golden Butterfly showing varied from 0.4 g/t Au over 4 metres to 5.2 g/t Au over 4 metres but those obtained on the Rock’n Hammer showing were rather disappointing (0.53 g/t Au over 4 metres). A new showing named Arianne, discovered by drilling 15 kilometres north-east of Golden Butterfly, yielded intersections grading from 0.5 g/t Au over 7 metres to 5.4 g/t Au over 7 metres. An important program of mechanical stripping conducted in the summer-fall of 1997 allowed for the discovery of a few other gold showings similar to those previously exposed. Overall, these new showings returned anomalous to sub-economic channel values: 3.5 g/t Au over 3.8 metres and 1.35 g/t Au over 11 metres (TB showing); 8.34 g/t au over 1.6 metres and 5.17 g/t Au over 2.9 metres (KOG showing); and 1.23 g/t Au over 2.6 metres (La Mire showing). These showings have been tested through an 8-hole drilling program (1,392 metres), which returned only a few anomalous values not exceeding 2.33 g/t Au over 1 metre. A third drilling program (9 holes for 1,303 metres) carried out in 2002 yielded some more anomalous results of up to 1.5 g/t Au over 18 metres. In 2005, systematic till sampling over the entire property has defined two significant gold dispersion trains with probable sources in overburden covered areas.

In the summer of 2009, the Company carried out detailed structural mapping on the Auclair project in order to develop a model of exploration applicable to areas covered by overburden. Afterwards, a 13-hole diamond drilling program totalling 4,033 metres was carried out in January and February 2010 to test interpreted structures that could end up being the source of the auriferous tills under the overburden. Drilling failed at intercepting such structures and overall results were disappointing with a few values from 1.5 g/t Au to 4.44 g/t Au over 1 metre.

Expenses incurred by Odyssey on the Auclair project during fiscal 2010 amounted to $0.7 million. Due to the results from the last drilling program, no additional work is foreseen for fiscal 2011.

FCI PROPERTY

The FCI project is located 42 kilometres southwest of Hydro-Québec’s LG-4 airport, in the James Bay territory, province of Quebec. The project is the result of the merging of three properties (Félicie, Corvet Ouest and Island Lake). The property consists of 412 claims covering a surface area of 21,105.42 hectares, 36 kilometres southwest of Cargair float-plane base and of the Trans-Taïga road. The Company owns 100% of the mining rights but in virtue of an agreement signed in May 2009, Odyssey has the option to acquire a 50% participating interest in the FCI property in consideration of $4 million in exploration work to be carried out during the next 6 years and cash payments totalling $130,000 to be paid by the 3rd anniversary of the agreement.

The FCI project covers 35 kilometres of favourable geology within the Guyer greenstone belt. Initial reconnaissance conducted by the Company in 1997 led to the discovery of the Golden Gap showing, which generated values from 3.7 to 32.7 g/t Au in selected samples and 14.3 g/t Au over 2 metres in channel samples. During the periods 1998 to 2000 and 2005 to 2007, the Company carried out several programs that consisted of line cutting, ground geophysics (MAG and IP surveys), geological mapping and prospecting. These works enhanced the potential of the Golden Gap showing (5.76 g/t Au over 3 metres in channel sampling) and led to the discovery of many other significant gold showings that yielded values from 1 to 50 g/t Au (mostly obtained in quartz veins). Moreover, polymetallic showings associated with QFP intrusions and sericite schists were also discovered at both ends of the property. The Félicie showing yielded values of up to 5.54 g/t Au, 100 g/t Ag, 1.86% Cu, 1.56% Pb, 4.94% Zn in selected samples, in the western portion of the property. The sericite showing returned values of up to 150 g/t Ag, 0.3 g/t Au, 1.89% Cu, 1.45% Zn in selected samples in the eastern part of the property.

In the winter of 2001, the Company completed an initial 6-hole drilling program totalling 675 metres to test at shallow depth the main gold showings (Golden Gap, Golden East, Déca-1 and another one under a showing that had returned 7.08 g/t Au). The three holes drilled in the Golden Gap area have confirmed the presence of a gold anomalous structure grading 1.62 g/t Au over 2.5 metres (IL-01-01), 0.27 g/t Au over 15 metres, and 1.35 g/t Au over 4 metres (IL-01-02) as well as 0.59 g/t Au over 11.4 metres (IL-01-03). Best results obtained in holes that tested the other showings did not exceed 1.1 g/t Au over 1 metre. In the winter of 2007, the Company carried on with a second drilling program (9 holes for 1,447 metres). Five of these holes were drilled in the area of the Golden Gap showing to test the gold structure that consists of a biotite-rich shear zone with quartz veins and veinlets and disseminated sulphides. Hole FCI-07-03 yielded an intersection grading 14.19 g/t Au over 5 metres. This intersection contains a metric quartz vein with frequent visible gold grains. The three other holes drilled 50 metres to the east, to the west and under this intersection have also intercepted the same gold structure but the results were not as impressive. Hole FCI-07-07 drilled directly under hole 03 returned 2.77 g/t Au over 1.8 metres. Holes FCI-07-08 and FCI-07-09, drilled 50 metres east and west of hole 03, returned values of 0.72 g/t Au over 1.65 metres and 1.44 g/t Au over 2 metres, respectively. Holes FCI-07-01 and FCI-07-02 testing the same structure further west returned comparable values. Three other holes (FCI-07-04, 05 and 06) were completed about 15 kilometres east of the Golden Gap area to test auriferous boulder fields. These holes did not yield any significant value.

In the fall of 2009, additional prospecting and geological mapping were conducted in the area of the Golden Gap showing with the objective of better defining the structural context and evaluate the lateral extensions of the alteration corridor (particularly to the west). Beep Mat prospecting was carried out on a number of IP anomalies and additional prospecting was conducted on many areas exhibiting gold mineralization (>500 ppb Au) associated with exhalative units (chert, exhalite, iron formation) in order to discover new mineralized zones.

During fiscal 2010, Odyssey spent $0.5 million on the property. A diamond drilling program of about 3,000 metres has begun in February 2010 and should go on until spring break-up. This program will test exclusively the lateral and depth extensions of the gold corridor of the Golden Gap area. Further exploration work will depend mostly on results of this diamond drilling program.

COULON PROPERTY

The Coulon property is located 15 kilometres north-northwest of the Fontanges Airport operated by Hydro-Québec, in the Caniapiscau area, about 700 kilometres to the east-northeast of Matagami in the James Bay region of the province of Québec. As at February 28, 2010, the Coulon property consisted of 862 claims covering a surface area of 42,843.65 hectares. The camp is centred at UTM coordinates (NAD 27, Zone 19) 356290 E 6057960 N. The Company is the sole owner of the project.

The Coulon project comes from a regional reconnaissance survey carried out by the Company in the summer of 2003, which had outlined many new interesting polymetallic showings within the Coulon and Pitaval Achaean volcanic belts. Subsequent to these initial discoveries, the Company carried out, from 2004 to 2008, several airborne and ground Mag-EM surveys as well as several drilling campaigns totalling 105,000 metres. Work led to the discovery of seven significant volcanogenic massive sulphide lenses: 16-17, 9-25, 08, 44, 43, Spirit and 201. The project reached its milestone with the release in April 2009 of a first resource estimate (NI 43-101 compliant). P&E has authorized the release of the following estimates: an indicated resource of 3,675,000 tonnes at an average grade of 3.61% Zn, 1.27% Cu, 0.40% Pb, 37.2 g/t Ag and 0.25 g/t Au and an inferred resource of 10,058,000 tonnes at an average grade of 3.92% Zn, 1.33% Cu, 0.19% Pb, 34.5 g/t Ag and 0.18 g/t Au. These substantial mineral resources offer an excellent potential for expansion. Five of the seven identified, mineralized lenses remain open at depth (lenses 08, 43, 16-17, 201 and Spirit) and numerous geophysical EM conductors remain untested in the fertile volcanic sequence.

During fiscal 2010, total expenses incurred by the Company on the Coulon project amounted to $0.1 million. These expenses allowed for the completion of a first resource estimate on the property that returned interesting results. Furthermore, these substantial mineral resources offer an excellent potential for expansion. Regardless these results, mainly because of the current low price of base metals, the Company is not foreseeing any exploration program during fiscal 2011 but will work at finding a new partner for this project.

GENERATING NEW PROJECTS

Constant generation of new projects is part of the Company’s strategy. Indeed, for several years the Company has spent significant amounts of money to carry out compilation and regional geological reconnaissance work over unexplored or littleexplored territories with the main objective of discovering promising geological contexts and/or mineralized showings that would justify the acquisition of new mining properties and the start-up of new projects. Although success is not guaranteed, these reconnaissance programs have nevertheless been the starting point of many important projects of the Company, namelyÉléonore, Coulon, and Corvet Est. In the course of the recent financial year, the Company spent over $500,000 in regional reconnaissance work and is planning a similar budget for fiscal year 2011. The focus will be on the search for gold in the James Bay region.

SELECTED FINANCIAL INFORMATION

	Earnings (Loss) for Fiscal Years Ended
	February 28, 2010 $	February 28, 2009 $	February 29, 2008 $
General and administrative expenses	4,207,000	5,355,000	4,147,000
Other income	4,750,000	997,000	3,907,000
Net earnings ( net loss)	1,723,000	(3,608,000)	(386,000)
Basic net earnings ( net loss) per share	0.059	(0.130)	(0.014)
Diluted net earnings ( net loss) per share	0.058	(0.130)	(0.014)

RESULTS OF OPERATIONS

COMPARISON BETWEEN FISCALS 2010 AND 2009

General and Administrative Expenses

General and administrative expenses totalled $4,207,000 and $5,355,000 for fiscals 2010 and 2009, representing a decrease of $1,148,000 compared to last year. Variations are detailed hereafter.

In fiscal 2010, salaries totalled $836,000, representing a decrease of $52,000 compared to last year. The decrease results mainly from a severance payment to a former officer of the Company in June 2008, partly offset by the additions to administrative personnel that previously were service providers to the Company.

In fiscal 2010, professional and maintenance fees decreased by $199,000 compared to fiscal 2009, and amounted to $302,000. The variation results mainly from a reduction in its external consultant fees during fiscal 2010, and from costs that the Company incurred in fiscal 2009 to comply with new standards and rules.

Rent, office expenses and other totalled $741,000 in fiscal 2010 compared to $745,000 for fiscal 2009, representing a reduction of $4,000 mainly explained by a cutback in training expenses, publicity and travelling expenses as well as the addition of administrative personnel that used to provide services to the Company, offset by a $110,000 donation to Fonds Communic-Action.

In fiscal 2010, stock-based compensation amounted to $163,000 compared to $972,000 in fiscal 2009. The reduction is explained by the fact that there have not been any stock options granted during fiscal 2010 while the Company awaits shareholders approval at the annual general meeting.

The depreciation of property, plant and equipment totalled $11,000 in fiscal 2010, representing a decrease of $19,000 compared to last year, which is mainly explained by a change in the method of amortization from declining method to straight-line basis.

During fiscal 2010, general exploration costs totalled $404,000 compared to $308,000 for last year. In fiscal 2009, the Company reduced exploration research to concentrate work on its current major projects.

During fiscals 2010 and 2009, the Company proceeded with write-downs of several mining properties for a total of $1,895,000 and $2,048,000, respectively. The most important write-off in fiscal 2010 was done on the Coulon property ($860,000) following the abandonment of a part of the property that management considered having a low potential of discovery. Partial write-offs were done on the Laguiche ($310,000) and Ashuanipi ($302,000) properties and a total write-off ($224,000) on the Saganash property.

Other Income

For fiscal 2010, other income totalled $4,750,000 compared to $998,000 for fiscal 2009. Variations are detailed hereafter.

In fiscal 2010, dividends and interest totalled $841,000 compared to $1,529,000 in fiscal 2009. This drop-off results mainly from the decrease in interest rates on the bonds held by the Company.

Fees invoiced to partners during fiscal 2010 and 2009 totalled $239,000 and $919,000, respectively. The decrease is mainly related to important work carried out with partner Breakwater Resources Ltd. (“Breakwater”), in fiscal 2009, on the Coulon project. In fiscal 2010, the Company received fees from Goldcorp on the Corvet Est project and from Odyssey on the FCI and Auclair projects.

In fiscal 2010, the Company recognized a gain on sale of mining properties of $850,000 resulting from the sale to Agnico Eagle of the Dieppe property. In fiscal 2009, the Company posted a gain on sale of $11,000 related to the sale of the Lac Dufault property.

In fiscal 2010, the Company recognized a gain of $1,088,000 on sale of available-for-sale investments compared to $308,000 for fiscal 2009. The Company sold some available-for-sale investments to compensate for the reduction in interest income.

In fiscal 2010, the Company posted a gain on investments held for trading of $1,059,000 compared to a loss of $129,000 in fiscal 2009. The variation is mainly explained by the recognition of a derivative financial instrument. This option results from the signing on March 16, 2009 of a credit agreement with its financial institution.

In fiscal 2010, the Company posted a gain on investments designated as held for trading of $847,000 compared to a loss of $307,000 in fiscal 2009. The variation results mainly from an upward revaluation of MAV 3 notes and from gains following a principal repayment on MAV 2 and MAV 3 notes as well as an increase in the value of convertible debentures owned by the Company.

Consequent to the major market declines during fiscal 2009, the Company posted a provision of $1,348,000 for other-thantemporary write-down on available-for-sale investments compared to a provision of $193,000 for fiscal 2010.

Future Income Taxes

In fiscal 2010, the Company recognized a $1,180,000 recovery on future income taxes compared to $749,000 in fiscal 2009. The Company made a renunciation of the resource expenditure deductions in favour of investors with respect to a flowthrough financing in each year. The variation results mainly from the tax related to the other comprehensive income.

Net Earnings (Net Loss)

In light of the above, the Company posted net earnings of $1,723,000 for the year ended February 28, 2010, compared to a net loss of $3,608,000 for last year.

COMPARISON BETWEEN FISCALS 2009 AND 2008

In fiscal 2009, the Company posted a net loss of $3,608,000 compared to $386,000 in fiscal 2008. This variation results mainly from a decrease of $2,910,000 in other income and from an increase of $1,208,000 in general and administrative expenses. Variations are detailed hereafter.

General and Administrative Expenses

Since January 1, 2008, all employees’ salaries are paid directly by the Company; they were previously paid by a management company held by a director. These charges were posted under caption Rent, office expenses and other. In the preceding comparative year, only the directors received compensation from the Company. For a better comparative analysis, the captions Salaries and Rent, office expenses and other were grouped together.

During fiscal 2009, salaries, rent, office expenses and other totalled $1,633,000 compared to $1,328,000 for 2008, an increase of $305,000. This increase was due mainly to a severance paid to a former officer of the Company and to a general increase in administration workload and to the training of personnel, offset by a $100,000 donation to Fonds Restor-Action Nunavik made in fiscal 2008.

In fiscal 2009, professional and maintenance fees increased by $136,000 to come to $501,000. This increase results mainly from costs related to adjustments to comply with new standards and rules.

There were no management fees in fiscal 2009. In fiscal 2008, the $300,000 annual maximum was reached. These fees were invoiced by a management company held by a director (see section Related Party Transactions).

In fiscal 2009, stock-based compensation amounted to $972,000 compared to $1,295,000 for the preceding year. A reduction of the fair value of stock options granted during fiscal 2009 explains this decrease in compensation.

In fiscal 2009, general exploration costs totalled $308,000 compared to $431,000 for the preceding year. In fiscal 2009, the Company concentrated work on its current major projects.

During fiscals 2009 and 2008, the Company proceeded with write-downs of several mining properties for a total of $2,048,000 and $612,000, respectively. This increase results from the write-down, in fiscal 2009, of the following properties: Gipouloux ($439,000), Laguiche ($326,000), and Nichicun ($286,000).

Other Income

In fiscal 2009, dividends and interest totalled $1,529,000, a decrease of $441,000 in comparison with 2008. This drop-off results mainly from a decrease in the Company’s investments and from low interest rates on the bonds held by the Company.

Fees invoiced to partners during fiscals 2009 and 2008 totalled $919,000 and $1,108,000, respectively. In fiscal 2009, the Company received fees from Goldcorp on the Corvet Est project, from Breakwater on the Coulon JV, Trieste, and Lac Gayot projects, and from SOQUEM on the Génération Grenville project. Most of the fees come from the Coulon JV project. In fiscal 2008, the Company received fees from Goldcorp on the Corvet Est project, from Breakwater on the Coulon JV project, and from MacDonald Mines on the LG 3.5 project.

During fiscal 2009, the Company posted a gain on sale of $11,000 related to the sale of the Lac Dufault property, compared to a gain on sale of $6,360,000 related to the sale of the Apple and Tantale Erlandson properties completed in the preceding year.

Consequent to the major market declines during fiscal 2009, the Company posted a provision of $1,348,000 for other-thantemporary write-down on available-for-sale investments and a $436,000 loss on investments held for trading. In fiscal 2008, the Company posted a provision of $2,128,000 for other-than-temporary write-down on available-for-sale investments and a $5,476,000 loss on investments held for trading. These losses were mostly attributable to the write-down on third-party

Asset-Backed Commercial Paper (“ABCP”) and to the write-down applied on warrants and shares of Uranium Star Corporation that the Company received in exchange for the Sagar property.

Future Income Taxes

In fiscal 2009, the Company recognized a $749,000 recovery on future income taxes compared to an expense of $146,000 in fiscal 2008. The variation results mainly from the renunciation of the resource expenditure deductions in favour of investors with respect to a flow-through financing completed in January 2009.

OTHER INFORMATION

	Balance Sheets as at
	February 28, 2010 $	February 28, 2009 $	February 29, 2008 $
Working capital	44,525,000	38,466,000	48,105,000
Long-term investments	1,345,000	1,212,000	1,444,000
Mining properties	28,939,000	27,074,000	14,897,000
Total assets	76,737,000	68,087,000	68,476,000
Shareholders’ equity	73,703,000	66,875,000	64,580,000

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payments will depend on the Company’s financial needs to fund its exploration programs and its future financial growth, and any other factor that the board deems necessary to consider in the circumstances. It is highly unlikely that dividends will be paid in the near future.

LIQUIDITY AND FINANCING

As at February 28, 2010, cash and cash equivalents amounted to $16.4 million compared to $7.6 million as at February 28, 2009. Also, at the end of fiscal 2010, the Company’s working capital totalled $44.5 million, an increase of $6 million compared to the working capital recorded as at February 28, 2009. The variation comes mainly from the $3.8 million flowthrough financing completed in late fiscal 2010, the sale of the Dieppe property for $1 million and the advance payments on the royalty on the Éléonore property, which started in April 2009.

From management’s point of view, the working capital as at February 28, 2010, will cover current expenditures and exploration fees in the coming year. However, the Company may, from time to time, when market and financing conditions are favourable, proceed with fundraising to fund exploration of its most important mining projects.

COMPARISON BETWEEN FISCALS 2010 AND 2009

Operating Activities

For fiscal 2010, cash flows used in operating activities totalled $291,000 compared to $519,000 for fiscal 2009. This variation results mainly from a change in accounts payable and accrued liabilities related to advance payments from partners and from the advance payments on the Éléonore property, which was offset by decreases in interest income and in fees invoiced to partners.

Financing Activities

Cash flows provided from financing activities for fiscal 2010 and 2009 amounted to $4,159,000 and $4,289,000, respectively. The Company completed a private placement of common shares of $3,849,000 in fiscal 2010 compared to $4,500,000 in fiscal 2009.

Investing Activities

Cash flows provided from investing activities for fiscal 2010 amounted to $4,864,000 compared to cash flows used in investing activities of $4,803,000 for fiscal 2009. The Company’s investing activities consist mainly of acquisition of mining properties, capitalization of exploration costs as well as buying and selling of short-term and long-term investments.

For fiscals 2010 and 2009, the disposal of short-term investments generated cash of $5,272,000 and $4,918,000, respectively. The variation is mainly explained the disposal of shares that the Company received in exchange for mining properties. Also during fiscal 2010, the Company received $418,000 following principal repayments on MAV 2 and MAV 3 notes. See “Investments in Third-Party Asset-Backed Commercial Paper”, below.

In fiscal 2010, the acquisition of mining properties and the capitalization of exploration costs required disbursements of $4,547,000 compared to $14,843,000 in fiscal 2009. This decrease results mainly from more significant exploration costs on the Coulon project incurred in the preceding year.

COMPARISON BETWEEN FISCALS 2009 AND 2008

Operating Activities

For fiscal 2009, cash flows used in operating activities totalled $519,000 compared to $107,000 for fiscal 2008. This variation results mainly from a decrease in dividend and interest income as well as in fees invoiced to partners during fiscal 2009.

Financing Activities

Cash flows provided from financing activities for fiscal 2009 and 2008 amounted to $4,289,000 and $3,177,000, respectively. During fiscal 2009, the Company issued flow-through shares pursuant to a $4,500,000 private financing. During fiscal 2008, Goldcorp exercised the warrants granted pursuant to a private financing completed with the Company.

Investing Activities

Cash flows used by the Company in investing activities for fiscal 2009 amounted to $4,803,000 compared to $545,000 for fiscal 2008.

In fiscal 2009, the acquisition of mining properties and the capitalization of exploration costs required disbursements of $14,843,000 compared to $9,618,000 for the preceding year. This increase results mainly from more important exploration costs on the Coulon project.

For fiscals 2009 and 2008, the disposal of short-term investments generated $4,918,000 and $5,695,000 in cash, respectively.

Because of liquidity problems experienced in August 2007with respect to the Company’s investments in ABCP, the Company proceeded, in fiscal 2008, with a reclassification of $3,899,000 from cash and cash equivalents to long-term investments. See “Investments in Third-Party Asset-Back Commercial Paper”, below.

QUARTERLY INFORMATION

The information presented thereafter details the total general and administrative expenses, other income (expenses), overall net earnings (net loss), and the net earnings (net loss) per participating share for the last eight quarters.

Period Ended	General and Administrative Expenses	Other Income (Expenses)	Net Earnings (Net Loss)	Net Earnings (Net Loss) per Share
				Basic	Diluted
	$	$	$
02-28-2010	497,000	532,000	1,101,000	0.037	0.037
11-30-2009	1,024,000	612,000	(384,000)	(0.013)	(0.013)
08-31-2009	822,000	869,000	76,000	0.002	0.002
05-31-2009	1,864,000	2,737,000	930,000	0.032	0.032
02-28-2009	1,465,000	(1,000)	(330,000)	(0.011)	(0.011)
11-30-2008	1,939,000	(14,000)	(2,178,000)	(0.079)	(0.079)
08-31-2008	1,154,000	(147,000)	(1,291,000)	(0.047)	(0.047)
05-31-2008	797,000	1,159,000	191,000	0.007	0.007

Analysis of Quarterly Results

As the Company’s business is in the mining exploration field, it receives no earnings from operations. Quarterly changes in other income have no specific trend except for interest and dividend income that go along with the working capital value and the change in the bond market interest rates. Gains on sale of investments or mining properties may vary considerably from one quarter unrelated to another. Fees invoiced to partners vary according to agreements and budgets in connection with these agreements. There is no trend to be observed.

Fourth Quarter

For the fourth quarter of the current year, the Company recognized net earnings of $1,101,000 compared to a net loss of $330,000 for the fourth quarter of the preceding year.

In the fourth quarter of fiscal 2010, general and administrative expenses decreased by $968,000 compared to the preceding comparative quarter. This decrease is mainly explained by a decline in stock-based compensation ($570,000) and by more significant write-offs of mining properties that occurred in the last quarter of last year ($493,000), offset by a $110,000 donation to Fonds Communic-Action made in the last quarter of this year.

As for other income, the increase of $533,000 is due mainly to the positive variance on sale of available-for-sale investments ($346,000) and by an other-than-temporary write-down on available-for-sale investments of $292,000 that occurred in the last quarter of last year, offset by a reduction of $97,000 in the interest income related to bonds held by the Company.

Cash flows used in operating activities totalled $440,000, a decrease of $615,000 compared to the fourth quarter of fiscal 2009. The difference results mainly from a change in commodity taxes receivable due to a change in the level of exploration activity.

Cash flows provided from financing activities totalled $1,318,000, an increase of $1,410,000 compared to the fourth quarter of fiscal 2009. The Company completed a private placement of flow-through shares of $1,273,000 in the last quarter of 2010 (this was part of the aggregate gross proceeds of $3,849,000 raised by the Company in November and December 2009).

Cash flows provided from investing activities totalled $6,022,000, an increase of $8,372,000 compared to the fourth quarter of fiscal 2009. The variance is mainly explained by a favourable variance of $4,802,000 in the disposal of short-term investments and by a refundable tax credit payment of $3,750,000 received in February 2010.

INVESTMENTS IN THIRD-PARTY ASSET-BACKED COMMERCIAL PAPER

In August 2007, the ABCP market was hit by a liquidity disruption. Since then, the securities held by the Company have not been traded in an active market.

On August 16, 2007, a group of financial institutions and other parties agreed, pursuant to the Montreal Accord to a standstill period in respect of ABCP sold by 23 conduit issuers. A Pan-Canadian Investors Committee (the “Committee”) was subsequently established to oversee the orderly restructuring of these instruments during this standstill period.

On January 21, 2009, the Committee announced that the third-party ABCP restructuring plan had been implemented. Pursuant to the terms of the plan, holders of ABCP had their short-term commercial paper exchanged for longer-term notes whose maturities match those of the assets previously contained in the underlying conduits. As at this date, the Company held a portfolio of $3,800,000 principal amount in non-bank sponsored ABCP.

Also on January 21, 2009, the ABCP held by the Company at that date was exchanged for new securities. The new notes had a par value of $3,768,000, but during the year ended February 28, 2010, the Company received $418,000 in principal repayments on notes that had a carrying value of $134,000 and accounted for a gain of $284,000 (nil for fiscal 2009), which is presented under caption Gain (loss) on investments designated as held for trading.

As at February 28, 2010, the notes had a par value of $3,350,000 and were detailed as follows:

MAV 2
Class A-1 Synthetic Notes	$790,000
Class A-2 Synthetic Notes	499,000
Class B Synthetic Notes	90,000
Class C Synthetic Notes	43,000
Tracking Notes - Traditional Assets (TA)	64 000
$1,486,000
MAV 3
Tracking Notes - Traditional Assets (TA)	$157,000
Tracking Notes - Ineligible Assets (IA)	1,707,000
$1,864,000

The Company also received, during the year, its share of accrued interest on ABCP. An amount of $68,000 ($148,000 for fiscal 2009) was accounted for as a reduction of the unrealized loss in ABCP, presented under caption Gain (loss) on investments held for trading.

On February 28, 2010, the Company remeasured its new notes at fair value. During this valuation, the Company reviewed its assumptions to factor in new information available at that date, as well as the changes in credit market conditions. The Company gave due consideration, in particular, to new information released by BlackRock Canada Ltd. (“BlackRock”), which was appointed to administer the assets on the plan implementation date. BlackRock issues monthly valuation reports on the value of ABCP supported primarily by subprime assets in the U.S. (IA) and ABCP supported exclusively by traditional securitized assets (TA). The Company’s management measured the fair value of its assets from these two classes using said reports.

Since there is no active market for the other notes, the Company’s management has estimated the fair value of these assets by discounting future cash flows determined using a valuation model that incorporates management’s best estimates based as much as possible on observable market data, such as the credit risk attributable to underlying assets, relevant market interest rates, amounts to be received and maturity dates. The Company also took into account the information released by Dominion Bond Rating Service (“DBRS”) on August 11, 2009. DBRS downgraded ABCP supported by synthetic assets or a combination of synthetic and traditional securitized assets of Class A-2 to “BBB-”. Prior to this downgrading, this class of ABCP had "A" rating. For the purposes of estimating future cash flows, the Company assigned an average discount rate of 14.1% with an estimated average term of 6.9 years and used an average yield coupon rate of 2.6%.

As at February 28, 2010, the fair value of the notes was estimated at $1,345,000. As a result of this valuation, the Company recognized an unrealized gain on the notes of $550,000 presented under caption Gain (loss) on investments designated as held for trading. For the year ended February 28, 2009, the Company recognized an unrealized loss of $169,000 presented under caption Gain (loss) on investments held for trading and an unrealized loss of $63,000 presented under caption Gain (loss) on investments designated as held for trading.

A variation of ±1% in the estimated discount rate would impact the estimated fair value of the Company’s investment in the notes by approximately $82,000 ($74,000 as at February 28, 2009).

In the absence of an active market, the fair value of the new notes is determined using a weighting approach and the foregoing assumptions and is based on the Company’s assessment of market conditions as at February 28, 2010. The reported fair value may change materially in subsequent periods. The Company believes that these differences will not have a material impact on the Company’s financial condition.

CONTRACTUAL OBLIGATIONS

The following table presents the Company’s contractual obligations as at February 28, 2010.

		Total Commitments per Period
	Total Commitments $	Less than 1 Year $	From 1 to 3 Years $	From 4 to 5 Years $	After 5 Years $
Exploration expenses	600,000	600,000	–	–	–
Rental lease for administrative offices	348,000	99,000	249,000	–	−
Total	948,000	699,000	249,000	–	−

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with companies owned by directors:

	Fiscal Years Ended
	February 28, 2010 $	February 28, 2009 $	February 29, 2008 $
Expenses capitalized in mining properties	–	−	818,000
Management fees	–	−	300,000
Rent, office expenses and other	215,000	257,000	706,000
General exploration costs	–	−	202,000
	215,000	257,000	2,026,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Since January 1, 2008, all employees working exclusively for the Company have been transferred to the payroll of the Company. Previously, the Company had no employees and all services were provided by management companies held by directors.

For fiscal 2008, expenses capitalized in mining properties and general exploration costs consisted of employees’ wages related to exploration as well as their expense accounts. Management fees for fiscal 2008 were administrative expenses based on exploration fees incurred by the Company.

Rent stands for the rental of office space, and office expenses include all Company’s administrative expenses related to employees offering services to the Company.

SUBSEQUENT EVENTS

On March 29, 2010, Breakwater terminated the earn-in option on the Lac Gayot and Trieste properties. The Company will seek new partners to pursue exploration on these two projects.

On April 26, 2010, the Company has entered into agreement for a private placement of 200,000 flow-through common shares at a price of $12.50 per share for gross proceeds of $2,500,000. Proceeds from the offering will be used to fund exploration work on the Company’s numerous projects.

CARRYING VALUE OF MINING PROPERTIES

At the end of each quarter, exploration work is reviewed to evaluate the potential of each mining property. Following this analysis, write-offs are done if needed.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company’s financial statements have been prepared in accordance with Canadian GAAP. Note 22 to the financial statements describes the significant differences of measurement between Canadian GAAP and U.S. GAAP as they relate to the Company. The significant accounting policies, which have been consistently applied, are summarized as follows.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported in the financial statements. Those estimates and assumptions also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses for the reporting periods. Significant estimates include the valuation of credit on duties refundable for loss and the refundable tax credit for resources, future income tax assets and liabilities, the recoverability of short-term investments, long-term investments and mining properties, the valuation of short-term investments, long-term investments and the derivative financial instrument, and the fair value of stock options granted. Actual results could differ from those estimates.

Short-Term Investments

Short-term investments consist primarily of bonds, trust units, convertible debentures and investments in public companies that do not meet the definition of cash and cash equivalents.

Short-term investments that are bonds, trust units, or investments in public companies are classified as available-for-sale investments. Convertible debentures and warrants held by the Company are classified as investments held for trading.

Financial Instruments

The standards require that financial assets and financial liabilities, including derivative financial instruments, be initially measured at fair value. Subsequent to initial recognition, financial assets and financial liabilities are measured based on their classification: held for trading, available for sale, loans and receivables or other than held-for-trading liabilities.

  Held for trading – Financial assets and financial liabilities required to be classified or designated as held for trading are measured at fair value, with gains, losses and transaction costs recorded in net earnings for the period in which they arise. Section 3855 allows an entity to designate any financial instrument as held for trading on initial recognition or adoption of the accounting standard if reliable fair values are available, even if that instrument would not otherwise satisfy the definition of a security held for trading.
  Available for sale – Financial assets classified as available for sale are measured at fair value. Unrealized gains and losses are recognized directly in other comprehensive income, except for other-than-temporary impairment losses, which are recognized in net earnings. Upon derecognition of the financial asset, the accumulated gains or losses previously recognized in accumulated other comprehensive income are reclassified to net earnings. Transaction costs are added to the carrying amount of the financial instrument.

Available-for-sale securities are reviewed on a regular basis to determine whether there has been a decline in value that is other than temporary. For the purpose of measuring any decline in value, the Company takes into account many facts proper to each investment as well as all the factors that encompass, without being inclusive, a significant or prolonged decline in fair value, important financial distress of the issuer, a breach of contract, an increasing risk of issuer's bankruptcy or restructuration, and disappearance of an active market for the financial asset concerned.

  Loans and receivables – Financial assets classified as loans and receivables are measured at amortized cost using the effective interest method, which corresponds to par value due to their short-term maturity.
  Other than held-for-trading liabilities – Financial liabilities classified as other than held for trading are measured at amortized cost using the effective interest method, which corresponds to par value due to their short-term maturity.

Mining Properties

The Company records its interests in mining properties and areas of geological interest at cost less option payments received and other recoveries. Exploration costs related to these interests and projects are capitalized on the basis of specific claim blocks or areas of geological interest until the mining properties to which they relate are placed into production, sold or abandoned. Management reviews for impairment the carrying amount of mining properties on a regular basis. These costs will be amortized over the estimated useful life of mining properties following commencement of production or written off if the mining properties are sold or projects are abandoned. General exploration costs not related to specific mining properties are expensed as incurred.

Although management has taken actions to verify the ownership rights for mining properties in which the Company owns an interest in accordance with industry standards for the current exploration phase of these properties, these procedures give no assurance to the Company as to title. The title to property may be subject to unrecognized prior agreements and not compliant with regulatory requirements.

Mining properties are reviewed for impairment when changes in circumstances suggest their carrying value has become impaired. Where conditions suggest impairment, management assesses whether carrying value can be recovered by determining fair value without first performing a test for recoverability given that the Company has insufficient information about its mining properties to estimate future cash flows. When it is determined that a mining property asset is impaired, it is written down to its estimated fair value.

Credit on Duties Refundable for Loss and Refundable Tax Credit for Resources

The Company is entitled to a credit on duties refundable for loss under the Mining Duties Act. This credit on duties refundable for loss on mining exploration expenses incurred in the province of Quebec at a rate of 12% has been applied against the costs incurred.

Furthermore, the Company is entitled to a refundable tax credit for resources for mining companies on qualified expenditures incurred. The refundable tax credit for resources may reach 38.75%. This tax credit has been applied against the costs incurred.

Asset Retirement Obligations

The Company follows the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) in accounting for asset retirement obligations. In accordance with these recommendations, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis with a risk-free interest rate when they are incurred. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depleted and amortized over the useful lives of the related assets. As at February 28, 2010, the Company has no asset retirement obligations.

Share Capital and Flow-Through Shares

Shares issued pursuant to flow-through financing agreements and for the acquisition of mining properties are recorded at their fair market value. Upon the acquisition of mining properties, the carrying value may exceed the tax basis since the Company renounces the deductions in favour of the investors concerned. Future income taxes arising from the difference between the carrying amount and the tax basis are recorded as share issue expenses.

Share issue expenses and future income taxes arising from the difference between the carrying value and the tax basis of exploration costs are applied against share capital.

Income Taxes

The Company provides for income taxes using the liability method. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted or substantively enacted income tax rates expected to be in effect for the period in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

Stock-Based Compensation Plan

The Company has established a stock-based compensation plan, which is described in note 13 to the financial statements. Any consideration received from plan members upon the exercise of stock options is credited to share capital. The Company accounts for compensation costs for all forms of stock-based compensation awarded to employees and non-employees, including stock options, using a fair value-based method.

NEW ACCOUNTING STANDARDS

In June 2009, the Canadian Accounting Standards Board (“AcSB”) issued amendments to Section 3862, Financial Instruments –Disclosures, to improve disclosure requirements on fair value measurement and liquidity risk. The amendments are effective for the Company's February 28, 2010 annual financial statements. As the amendments only concern disclosure requirements, they did not have a significant impact on the Company’s results or financial position. The additional disclosures are included in note 7 to the financial statements.

In June 2009, the AcSB issued amendments to Section 3855, Financial Instruments - Recognition and Measurement, to require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances. This amendment applies to annual financial statements for years beginning on or after November 1, 2008. The adoption of this amendment had no impact on the financial statements of the Company.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the AcSB announced that Canadian public issuers will be required to report under IFRS, which will replace the Canadian GAAP for years beginning on or after January 1, 2011. The conversion to IFRS will be required for the Company, for interim and annual financial statements beginning on March 1, 2011 and will require the restatement for comparative figures. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement, presentation and disclosures.

The Company has developed a changeover plan which includes the following three phases and sets out activities to be performed in each phase over the life of the project:

  Phase 1 - Diagnosis phase: In the first quarter of fiscal 2010, the Company completed the diagnosis phase for the adoption of IFRS. The diagnosis has identified the main differences between the accounting treatments applied by the Company under Canadian GAAP and the IFRS as well as the practical implications related to the measure. The differences were further classified according to their degree of complexity and by the amount of work to implement with respect to the measure.
  Phase 2 - Evaluation and design phase: In the last quarter, the Company almost completed the evaluation and design phase. The Company evaluated and documented the existing differences between IFRS and Canadian GAAP in accounting and disclosure requirements, the selection of accounting policies under IFRS, including the consideration of options available under IFRS, the integration of the effects related to the conversion on internal controls, accounting systems and other business processes, and the planning of training programs to help employees concerned for the transition and the continued compliance with IFRS.
  Phase 3 - Implementation phase: This phase will involve the implementation of all changes approved in the evaluation and design phase and will culminate in the preparation of the Company’s financial reporting under IFRS.

The Company’s adoption of IFRS will require the application of IFRS-1 First-time adoption of International Financial Reporting Standard (“IFRS 1”) which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively, with specific mandatory exemptions and a limited number of optional exemptions. The following are IFRS 1 exemptions that the Company will elect on transition date:

Fixed assets:	The adopter has the option to elect fair value at the date of the transition as the deemed cost for its fixed assets. The Company will not utilize this election.
Financial instruments:	The adopter has the option to change the designation of previously recognized financial instruments if certain conditions are met. The Company will keep the same classification of its financial instruments.

As at May 14, 2010, no major accounting treatment differences have been found and the Company does not anticipate any significant adjustments in its opening balance sheet of the transition date (March 1, 2010). More significant impacts are expected on the disclosure of the financial statements.

In the following year, the Company will finalize phase 2 and work on phase 3. Since phase 2 has not been completed as of February 28, 2010, other accounting impacts may be found.

The Company will also continue to monitor standards development including extractive industries project as issued by the International Accounting Standards Board and the AcSB, as well as regulatory developments as issued by the Canadian Securities Administrators, which may affect the Company’s financial statements in future years.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares, without par value. As at May 14, 2010, 29,840,142 shares were outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at May 14, 2010, 1,447,050 stock options were outstanding. The expiry dates vary from April 6, 2011 to January 15, 2019.

Also as at May 14, 2010, 26,635 warrants were outstanding and the expiry dates vary from November 19, 2011 to December 10, 2011.

RISK FACTORS AND UNCERTAINTIES RELATED TO FINANCIAL INSTRUMENTS

Financial Risks

The Company has exposure to various financial risks, such as credit risk, liquidity risk and market risk from its use of financial instruments.

Credit Risk

Credit risk associated with short-term investments arises mainly from the possibility that the issuer of securities may be unable to fulfill payment obligations. The Company minimizes its exposure to issuer risk by investing only in products having a high quality investment-grade rating. It also ensures to achieve a good diversification of its banking investments. In addition, the Company attempts to minimize its risks by entering into agreements only with Canadian institutions and their subsidiaries. Exposure to these risks is closely monitored and maintained within the limits stated in the investment policy of the Company, which is revised regularly.

Credit risk associated with other amounts receivable arises from the possibility that the Company’s partners may not be able to repay their debts. These receivables result from exploration work carried out on projects in partnership with other mining companies. The Company considers that the credit risks related to amounts receivable from such partnerships are minimal, because the Company usually signs agreements with major mining companies.

Liquidity Risk

Liquidity risk is the risk that the Company may be unable to fulfill its financial obligations related to financial liabilities. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidities to meet liabilities when due. As at February 28, 2010, the Company had a cash balance of $16,365,000 ($7,663,000 as at February 28, 2009) to settle current liabilities of $1,818,000 ($1,212,000 as at February 28, 2009). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes interest rate risk, currency risk and other price risks such as equity risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuate due to changes to market interest rates. The Company's current policy is to invest excess cash principally in bonds and convertible debentures refundable before maturity and/or in interest-bearing accounts of Canadian banks and their subsidiaries.

As at February 28, 2010, the Company's exposure to interest rate risk is summarized as follows:

Short-term investments	Fixed interest rates ranging from 1.05% to 10.0%
Other amounts receivable	Non-interest bearing
Derivative financial instrument	As described in note 6 to the financial statements
Long-term investments	As described in note 5 to the financial statements
Accounts payable and accrued liabilities	Non-interest bearing

Changes in fair value of available-for-sale bonds are recorded in Other comprehensive income (loss). For the Company’s available-for-sale bonds, a variation of ± 1% of interest rates as at February 28, 2010, would result in an estimated after-tax effect in Other comprehensive income (loss) of $191,000 ($152,000 for fiscal 2009).

Foreign Exchange Risk

The Company's functional currency is the Canadian dollar and most of its purchases are made in Canadian dollars. Since April 1, 2009, the Company has received a monthly advance payment on the Company’s royalty on the Éléonore deposit of US$100,000. The Company holds foreign currency in a chartered Canadian bank account as at February 28, 2010, but the risk is minimized because the balance of the bank account is not significant for the Company. As a result, the Company's exposure to foreign exchange risk is minimal.

Equity Risk

Equity risk is the risk that the fair value of a financial instrument varies due to equity market changes.

Changes in fair value of trust units and available-for-sale shares are recorded in Other comprehensive income (loss). For the Company's trust units and available-for-sale shares, a variation of ± 10 % of the quoted market prices as at February 28, 2010, would result in an estimated after-tax effect in Other comprehensive income (loss) of $420,000 ($350,000 for fiscal 2009).

Changes in fair value of convertible debentures held for trading are recorded in the Statements of earnings (loss). Changes in fair value of convertible debentures would be more impacted by the stock markets than the interest rate variation. A variation of ± 10% in market prices as at February 28, 2010, would result in a maximal estimated after-tax effect in the Statements of earnings (loss) of $190,000 ($135,000 for fiscal 2009).

Other Information

As at February 28, 2010, gross unrealized losses on available-for-sale securities totalled $199,000 ($1,321,000 as at February 28, 2009). Of this sum, an amount of $6,000 ($138,000 as at February 28, 2009) is related to bonds and results from changes in market interest rates and not from deterioration in the creditworthiness of issuers. The balance of $193,000 ($1,183,000 as at February 28, 2009) related to common shares, and trust units is mainly explained by fluctuation of prices in the market. The Company has the ability and intent to hold these securities for a period of time sufficient to allow for recovery in fair value. It believes that the gross unrealized losses are temporary in nature.

The total interest income for financial assets that are not classified as held for trading is $544,000 ($778,000 for fiscal 2009).

OTHER RISK FACTORS AND UNCERTAINTIES

Exploration Risk

The Company is considered as an exploration company. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

Risk Uncertainty of Title

Although the Company has taken actions to verify the ownership rights for mining properties in which it has an interest in accordance with industry standards for the current exploration phase of these properties, these procedures give no assurance to the Company as to title. The title to property may be subject to unrecognized prior agreements and not compliant with regulatory requirements.

Key Personnel

The success of the Company rests in its capacity to attract and retain a qualified staff. There is evidence of strong competition in the industry and the Company’s success mostly depends on management and on personnel highly qualified in geology. The incapacity of recruiting qualified personnel and the loss of key personnel could constitute a significant obstacle to the success of operations.

Environmental Risk

The Company is exposed to various environmental incidents that can occur during exploration work. The Company maintains an environmental management program including operational plans and practices.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the

Company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management concluded that as at February 28, 2010, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting as of February 28, 2010, has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report which appears herein.

CHANGE IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During fiscal 2010, the Company modified an internal control over financial reporting in order to correct the material weakness identified after a review by the Securities and Exchange Commission of the Company’s financial statements of fiscal 2008. More specifically, a new control on the preparation of the US GAAP reconciliation note has been added to ascertain that it will eliminate the material weakness on internal controls over financial reporting. For each significant item included in the financial statements, the Company compares the Canadian GAAP used with corresponding US GAAP in order to identify potential differences.

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at February 28, 2010.

Management concluded that the disclosure controls and procedures were effective as at February 28, 2010.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

This Management’s Discussion and Analysis has been prepared as at May 14, 2010. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars, and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Robin Villeneuve
President and CEO	Chief Financial Officer